RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpu

3 July 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549 [redacted]
United States of America

BY FAX/COURIER

08003802

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement made by CIMB Investment Bank Berhad on behalf of the Company dated 2 July 2008, in respect of the proposed renewal of the authority for Resorts World Bhd to purchase its own shares and the proposed exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998 for filing pursuant to exemption no 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

LOH BEE HONG
Company Secretary

PROCESSED
JUL 17 2008
THOMSON REUTERS

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Exempt on No. 82-3229

BURSA MALAYSIA

General Announcement

Initiated by MB_CIMB3 on 02/07/2008 05:37:14 PM
Submitted by MB_CIMB3 on 02/07/2008 06:14:18 PM
Reference No MM-080702-63434
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company

New Announcement

Submitting Investment Bank/Advisor (if applicable)	CIMB INVESTMENT BANK BERHAD
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	ELAINE LAM
*** Designation**	ASSISTANT MANAGER
*** Contact number**	03-2084 9865
E-mail address	elaine.lam@cimb.com

Type *	**Announcement**
Subject *:	RESORTS WORLD BHD ("RESORTS WORLD") - PROPOSED RENEWAL OF THE AUTHORITY FOR RESORTS WORLD TO PURCHASE ITS OWN SHARES ("PROPOSED SHARE BUY-BACK RENEWAL") - PROPOSED EXEMPTION UNDER PRACTICE NOTE 2.9.10 OF THE MALAYSIAN CODE ON TAKE-OVERS AND MERGERS, 1998 ("PROPOSED EXEMPTION")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the announcement made by CIMB Investment Bank Berhad, on behalf of the Board of Directors of Resorts World, dated 2 May 2008 and the announcement made by Resorts World dated 23 June 2008 in relation to the approval from the shareholders of Resorts World for, amongst others, the Proposed Share Buy-Back Renewal and Proposed Exemption at the 28th Annual General Meeting of Resorts World.

On behalf of the Board of Directors of Resorts World, we are pleased to announce that Genting Berhad ("Genting") has informed Resorts World that the Securities Commission ("SC") has, on 1 July 2008, approved the Proposed Exemption, subject to the requirement that Genting and persons acting in concert with it must at all times disclose to the SC all acquisitions or purchases of the voting shares in Resorts World made by them in a 12-month period from the date of the granting of the Proposed Exemption, as required under Paragraph 10 of Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998.

Accordingly, the Proposed Share Buy-Back Renewal and Proposed Exemption have become unconditional.

This announcement is dated 2 July 2008.

General Announcement

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
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END